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FOR IMMEDIATE RELEASE

Contact Erik Dieterle -- (612) 476-7245

                    SMITHTOWN BAY, LLC REDUCES NUMBER OF UNITS AND
                                    EXTENDS OFFER


     Minnetonka, Minnesota (March 17, 1999). Smithtown Bay, LLC has announced that it has reduced the number of Units of Limited Partnership Interests ("Units") of ML Media Partners, L.P. (the "Partnership") it will accept to 4,000 Units and extended its offer which is now scheduled to expire at 12 o'clock midnight, Eastern time on March 31, 1999. As of the close of business on March 15, 1999, 3,092 Units (1.64 %) have been tendered to Smithtown Bay, LLC and not withdrawn.

     For copies of Supplement No. 2 to the Offer to Purchase, please contact Mavricc Management Systems, Inc. at P. O. Box 7090, Troy, Michigan 48007-7090 or by telephone: 1-800-500-3243.